Filed by FirstSun Capital Bancorp

pursuant to Rule 425 under the

Securities Act of 1933

Subject Company: Pioneer Bancshares, Inc.

Date: July 6, 2021

This filing relates to the proposed merger between Pioneer Bancshares, Inc. (“Pioneer”) and FirstSun Capital Bancorp (“FirstSun”), pursuant to that Agreement and Plan of Merger, dated as of May 11, 2021, by and between FirstSun, Pioneer and a wholly-owned subsidiary of FirstSun, FSCB Merger Subsidiary, Inc.

On July 6, 2021, FirstSun and Pioneer released a slide presentation and pre-recorded call for the benefit of Pioneer shareholders and employees. The slide presentation and the transcript for the call are provided below.

STRATEGIC MERGER COMBINATION PIONEER BANCSHARES, INC. PIONEER BANCSHARES, INC. July 6, 2021 STRATEGIC MERGER TRANSACTION Filed by FirstSun Capital Bancorp pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Pioneer Bancshares, Inc. Date: July 6, 2021

Cautionary Statement Regarding Forward-Looking Statements

Statements included in this communication, which are not historical in nature are intended to be, and hereby are identified as, forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include, but are not limited to, statements regarding the outlook and expectations of FirstSun Capital Bancorp ("FirstSun") and Pioneer Bancshares, Inc. ("Pioneer") with respect to their planned merger, the strategic benefits and financial benefits of the merger, including the expected impact of the transaction on the combined company's future financial performance (including anticipated accretion to earnings per share and other operating and return metrics), and the timing of the closing of the transaction. Words such as "may," "anticipate," "plan," "estimate," "expect," "project," "assume," "approximately," "continue," "should," "could," "will," "poised," "focused," "opportunity," "plans" and variations of such words and similar expressions are intended to identify such forward-looking statements.

Forward-looking statements are subject to risks, uncertainties and assumptions that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results. Such risks, uncertainties and assumptions, include, among others, the following:

- the failure to obtain necessary regulatory approvals when expected or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction);
- the failure of Pioneer to obtain shareholder approval, or the failure of either party to satisfy any of the other closing conditions to the transaction on a timely basis or at all;
- the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement;
- the possibility that the anticipated benefits of the transaction, including anticipated cost savings and strategic gains, are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy, competitive factors in the areas where FirstSun and Pioneer do business, or as a result of other unexpected factors or events;
- the impact of purchase accounting with respect to the transaction, or any change in the assumptions used regarding the assets purchased and liabilities assumed to determine their fair value;
- diversion of management's attention from ongoing business operations and opportunities;
- potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction;
- the outcome of any legal proceedings that may be instituted against FirstSun or Pioneer;
- the integration of the businesses and operations of FirstSun and Pioneer, which may take longer than anticipated or be more costly than anticipated or have unanticipated adverse results relating to FirstSun's or Pioneer's existing businesses;
- business disruptions following the merger; and
- other factors that may affect future results of FirstSun and Pioneer including changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; the impact, extent and timing of technological changes; capital management activities; and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results. FirstSun and Pioneer disclaim any obligation to update or revise any forward-looking statements contained in this communication, which speak only as of the date hereof, whether as a result of new information, future events or otherwise, except as required by law.

FirstSun Capital Bancorp | PIONEER BANCSHARES, INC. | STRATEGIC MERGER COMBINATION 2

Additional Information About the Merger and Where to Find It

This communication is being made in respect of the proposed merger transaction between FirstSun and Pioneer. In connection with the proposed merger, FirstSun will file a registration statement on Form S-4 with the SEC to register FirstSun's shares that will be issued to Pioneer's shareholders in connection with the merger. The registration statement will include a proxy statement of Pioneer and a prospectus of FirstSun, as well as other relevant documents concerning the proposed transaction. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

A free copy of the proxy statement/prospectus, when it becomes available, as well as other documents filed with the SEC by FirstSun may be obtained at the SEC's Internet site at http://www.sec.gov. You will also be able to obtain these documents, free of charge, once available, from FirstSun, by directing a request by mail to FirstSun Capital Bancorp, 1400 16th Street, Suite 250, Denver, Colorado 802020, Attention: Stockholder Relations, or by calling (303) 831-6704, or from Pioneer, by directing a request by mail to Pioneer Bancshares, Inc., 623 W. 38th Street, Austin, Texas 78705, Attention: Larry Lehman, or by calling (512) 829-1903. The definitive proxy statement/prospectus will also be mailed to shareholders of Pioneer.

Participants in the Solicitation

FirstSun, Pioneer and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Pioneer in connection with the proposed transaction under the rules of the SEC. Certain information regarding the interests of these participants and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the proxy statement/prospectus regarding the proposed merger transaction when it becomes available, which can be obtained free of charge from the sources described above.

FirstSun Capital PIONEER BANCSHARES, INC. | STRATEGIC MERGER COMBINATION 3

STRATEGIC MERGER COMBINATION PIONEER BANCSHARES, INC. Deal Summary for Pioneer Bancshares, Inc. Shareholders 4

Strategic Merger Overview

FirstSun Capital Bancorp

- $5.3 billion in assets at March 31, 2021
- Branch footprint presence in key growth markets (CO, TX, and AZ) and key non-metro markets focused on core deposit generation (KS and NM)
- Successful integration of merger with Strategic Growth Bank Incorporated and its affiliated entities ("SGB") in 2017 which doubled its asset size
- Organic growth strategy with significant business development hires from recent mergers by other banks, particularly in AZ and TX
- Multiple profitable fee income businesses (mortgage, wealth/private banking and treasury management) creates revenue diversification

Together

- $7.2 billion in assets
- Premier commercial bank serving all of the key Southwest and Texas markets
- Attractive combined operating returns
- Significant opportunity to scale the pro forma Texas franchise:
  - Reduce wholesale funding and replace with commercial core deposits
  - Scale up metro Texas branches closer to overall market averages
  - Continue to recruit and attract talent from Texas banks playing "defense"
  - Leverage FirstSun fee income capabilities into the Pioneer customer base and markets
  - Larger combined capital base allows larger loan hold sizes
  - Continue expanding commercial lending specialized verticals

PIONEER BANK

- $1.8 billion in assets at March 31, 2021
- Serving high growth key metro markets (Austin, Houston, San Antonio, and Dallas) and the surrounding suburban & rural markets
- Largest bank headquartered in Austin, TX
- Foothold in key non-metro markets with attractive core deposits
- Branch and human resource infrastructure fully built out
- Successful effort in CARES Act PPP program with $186 million in loan originations as of March 31, 2021

Pro Forma Loans by State[1]


AZ
8%
NM
7%
CO
21%
KS
24%
TX
40%


FirstSun (54)
Pioneer (19)
UNITED STATES
Denver
COLORADO
ARIZONA
Phoenix
NEW MEXICO
OKLAHOMA
TEXAS
Dallas
Houston
San Antonio
Ciudad Juárez
SONORA
Hermosillo
Chihuahua

Pro Forma Deposits by State[2]


NM
21%
TX
30%
CO
23%
KS
25%

FirstSun Capital Bancorp | PIONEER BANCSHARES, INC. | STRATEGIC MERGER COMBINATION

Source: S&P Global Market Intelligence. Note: Branch data modified for recent closures.
(1) FirstSun data as of 3/31/2021; Pioneer data as of 3/29/2021
(2) FDIC deposit data as of 6/30/2020.

5

Business Model & Operating Philosophy

How does this transaction fit with the FirstSun business plan & strategy?

FirstSun Capital Bancorp | **Business Plan Focus** | **Merger Combination Fit** | PIONEER BANK

1 **Southwestern and Mountain markets focus across five state footprint**

- Heavy in-migration from coastal and northern states adding to population growth
- Strong absolute and relative regional GDP growth

✓ *Further expands the franchise into key Texas markets*
✓ *Strong balance of metro (Austin, Houston) and non-metro markets*
✓ *Pioneer markets seeing strong population in-flows and overall economic growth*
✓ *The Houston-Austin-San Antonio markets are well-known to FirstSun and the merger is expected to be highly additive and complementary to existing efforts*

2 **Key focus on small to mid-sized businesses and business owners in high growth markets**

- Experienced banker teams in each region with focused growth strategy with a focus on relationships (not transactions)
- Strong local credit oversight

✓ *FirstSun plans to retain significant business development personnel from Pioneer*
✓ *Focus on expanding wallet share with Pioneer's existing customer base including additional lending products, wealth/private banking and Treasury Management*

3 **Risk/Reward focus of business lines**

- Limited Investor CRE, with plans to reduce "transactional CRE"
- Focus on top down credit concentration & risk monitoring
- Specialty lines in Public Finance, SBA, Healthcare and ABL

✓ *FirstSun C&I capabilities will allow growth of specialty lines in the Pioneer markets and directly to the Pioneer existing customer base*
✓ *Pioneer has expertise in SBA that will be additive to FirstSun's existing capabilities*

4 **Expect to build sustainable revenue growth for the long term**

- Focused on core double digit loan, deposit, fee income growth

✓ *FirstSun anticipates growth of the Pioneer legacy markets in line with FirstSun's existing Texas and metro markets*
✓ *Further diversifies revenue toward spread lending sources and non-mortgage banking revenue*
✓ *Substantial opportunity to deploy Treasury Management platform to Pioneer commercial customers and drive additional fee income*

FirstSun Capital Bancorp | PIONEER BANCSHARES, INC. | STRATEGIC MERGER COMBINATION 6

STRATEGIC MERGER COMBINATION PIONEER BANCSHARES, INC. Transaction Summary 7 Structure ▪ Pioneer Bancshares, Inc . will merge with and into FirstSun Capital Bancorp ▪ 100% stock consideration ▪ Each share of Pioneer Bancshares, Inc. common stock will be converted into 1.0443 shares of FirstSun Capital Bancorp common stock ▪ Pioneer Bank will merge with and into Sunflower Bank, a wholly - owned subsidiary of FirstSun Capital Bancorp ▪ Pioneer Bancshares, Inc. shareholders will own approximately 26% of the combined entity post - closing ▪ No financing contingency or capital needed to complete the transaction Executive Management & Employees ▪ Neal Arnold, current Sunflower Bank President & CEO, will remain in his role and lead the combined bank ▪ Ronald Coben, current President & CEO of Pioneer Bank, will be retained for a 3 to 6 month time period post closing to assist with the integration efforts ▪ FirstSun Capital Bancorp expects to retain a significant number of sales and business development positions and select employees from the credit and operations functions ▪ FirstSun Capital Bancorp will establish a retention pool to retain employees critical to the integration and will provide severance to employees not continuing with the combined entity Board of Directors ▪ 2 directors will be invited to join the Board of Directors of FirstSun Capital Bancorp , including one nominated by JLL / FHC Holdings I, LLC (“JLL”) (a private equity firm and Pioneer’s largest shareholder) ▪ 3 directors of Pioneer Bank will be invited to join the Board of Directors of Sunflower Bank Timing and Approvals ▪ Anticipated closing early fourth quarter 2021 ▪ Merger subject to customary regulatory approvals and approval by Pioneer Bancshares, Inc. shareholders

Overview of Merger Economics

Purchase Price & Valuation	▪ All stock transaction ▪ Approximate $226 million aggregate implied deal value ▪ Purchase price multiple of[1]: – 1.33x tangible book value (at 3/31/21) – 1.38x tangible book value adjusted for NOLs[2] – 6.9% core deposit premium[3] ▪ Accretive to Pioneer's earnings per share and book value per share – 13% accretive to Pioneer's book value[4] – 39% accretive to Pioneer's diluted earnings per share[5]
Combined Company Financials (as of 3/31/21 on a combined basis)	▪ $7.2 billion in pro forma assets ▪ $4.7 billion in pro forma net loans ▪ $5.8 billion in pro forma deposits ▪ $18.3 million in GAAP Net Income (excluding potential synergies) ▪ Resulting capital ratios well above regulatory minimums
Key Financial Model Assumptions	▪ Stand alone financials based on Management forecasts for each entity ▪ Purchase accounting to be performed on the Pioneer balance sheet in accordance with GAAP ▪ Expected synergies equal to ~$17 million, or 7% of the combined expenses base – Cost synergies will be derived from both entities

(1) All metrics and data per Pioneer's fairness opinion, which will be disclosed in the publically filed S-4 registration statement and Pioneer shareholder proxy materials.
(2) Reflects the adjustment to Pioneer's tangible book value per share for the $6.7 million net operating loss/deferred tax asset related write-down, based on estimates provided by senior management of Pioneer and FirstSun.
(3) Core deposits defined as total deposits less time deposits with balances greater than $100,000.
(4) Based on equivalent pro forma book value per share for Pioneer of $30.28 relative to historical book value of $26.75; data as of March 31, 2021.
(5) Based on equivalent pro forma diluted earnings per share for Pioneer of $0.75 relative to historical diluted earnings per share of $0.54; data for the three months ended March 31, 2021.

FirstSun Capital Bancorp | PIONEER BANCSHARES, INC. | STRATEGIC MERGER COMBINATION 8

STRATEGIC MERGER COMBINATION PIONEER BANCSHARES, INC. Introduction to FirstSun and the Combined Organization 9

Introduction to FirstSun Capital Bancorp

1 **Specialized commercial bank**
- Focus on attractive lending verticals including public finance, healthcare banking, SBA, small business banking, ABL and structured finance

2 **Focused in key Southwest region growth markets**
- Denver, Dallas, Houston, Phoenix-Scottsdale, Kansas City

3 **Effective organic growth strategy driven by talent acquisition strategy**
- Opportunities expected to continue due to recent bank sector consolidations

4 **High quality, low-beta, low-cost core deposit franchise**
- Balanced distribution across stable, non-metro markets (Kansas, New Mexico, Colorado)
- Provides an advantage in funding for our lending opportunities

5 **Multiple profitable fee income businesses**
- Mortgage banking, treasury management and wealth/private banking
- Creates significant revenue diversification and revenue mix

6 **Experienced acquirer – multiple successful integrations**
- Executive management has completed over 30 M&A transactions and integrations

PIONEER BANCSHARES, INC. | STRATEGIC MERGER COMBINATION 10

Overview of FirstSun Capital Bancorp

FirstSun Branch Footprint



Branches (73)
Bankers (123)
16
Colorado
4
Western KS
7
Central KS
12
Eastern KS
19
Arizona
11
New Mexico
47
Dallas
7
El Paso / Las Cruces
Pioneer Branch Additions

Operating Philosophy

- Grow share in Southwestern and Mountain markets across a five state footprint
- Key focus on small to mid-size businesses and entrepreneurs in high growth markets; plus select lending expertise
- Attention to risk / reward profile of business lines, specifically related to portfolio composition & underwriting principals
- Build sustainable revenue growth for the long-term with loan, deposit, and fee income growth

Financial Highlights

	For the Year Ending		For the Quarter Ending	2019-2020
$ in millions	12/31/2019	12/31/2020	3/31/2021	Change
Balance Sheet:				
Total Assets	$4,185	$4,995	$5,321	19 %
Total Net Loans	3,060	3,799	3,630	24
Total Deposits	3,490	4,154	4,478	19
Tang. Common Equity	387	443	455	14
PPP Loans	0	251	252	
Loans / Deposits	91.2 %	97.3 %	85.5 %	
TCE / TA	9.3	8.9	8.6	
TCE / TA (ex. PPP)	9.3	9.4	9.1	
NPAs / Assets	0.50 %	0.79 %	0.78 %	
NCOs / Loans	0.13	0.11	0.02	
ALLL / Loans (ex. PPP)	0.92	1.26	1.32	
Profitability:				
Total Revenue	$198.2	$284.4	$72.3	43 %
Operating Expenses	170.2	204.1	55.2	20
Pre-Provision Net Rev.	26.4	80.1	17.1	203
Provision Expense	6.1	23.1	(0.4)	
Net Income	20.5	47.6	14.3	
Net Interest Margin	3.45 %	3.10 %	3.21 %	
Fees / Revenue	35.3	52.2	46.9	
Op. Exp. / Avg. Assets	4.28	4.39	4.36	
Efficiency Ratio	85.9	71.8	76.3	
Provision / Loans	0.20	0.63	(0.04)	
ROAA	0.52	1.02	1.13	

Source: S&P Global Market Intelligence. Note: Data represents holding company-level regulatory data unless stated otherwise.

PIONEER BANCSHARES, INC. | STRATEGIC MERGER COMBINATION
11

STRATEGIC MERGER COMBINATION PIONEER BANCSHARES, INC. $128 $127 $136 $154 2018 2019 2020 Q1 '21 Annualized Net Interest Income $2,696 $2,859 $3,182 $3,789 $3,578 $1,896 $2,086 $2,496 $3,014 $2,889 2017 2018 2019 2020 2021Q1 Total Loans (ex. PPP) Loans ex. PPP, HFS & NOO CRE $2,991 $3,022 $3,490 $4,154 $4,478 2017 2018 2019 2020 2021Q1 Strong FirstSun Organic Growth Underpinning Recent Operating Trends Source: S&P Global Market Intelligence. Total Loans ex. PPP ($mm) Net Interest Income Growth ($mm) Revenue and Expense Growth ($mm) Total Deposits ($mm) Closed SGB merger in 2017 ’17 - Q1’21 CAGR: 9% ’17 - Q1’21 CAGR: 13% $170 $289 2018 Q1 '21 Annualized Revenue 70% increase 54% increase 12 ’18 - Q1’21 CAGR: 9% $143 $221 2018 Q1 '21 Annualized Non-Interest Expense

STRATEGIC MERGER COMBINATION PIONEER BANCSHARES, INC. $371 $524 $0 $200 $400 $600 Dec 2017 Mar 2021 FirstSun Organic Growth Strategy in New Markets Source: S&P Global Market Intelligence. (1) “Commercial and Industrial loans” as defined by form Y - 9C. Excludes PPP loans. (2) Consists of business development in Houston, Dallas, Austin and San Antonio. $0 $420 $0 $200 $400 $600 Dec 2017 Mar 2021 $0 $254 $0 $100 $200 $300 Dec 2017 Mar 2021 $15 $692 $0 $500 $1,000 Dec 2017 Mar 2021 Eastern Kansas Metro Texas (2) Arizona Specialty Banking Investments Made into the Franchise Post - SGB Merger Resulting in Strong Organic Growth in Key Metro Markets Intentional Strategy to De - Emphasize Investor CRE 846 1,048 500 600 700 800 900 1,000 1,100 2017Q4 2021Q1 $68.3 $154.5 $0.0 $60.0 $120.0 $180.0 2017Q4 2021Q1 Full Time Employees Annualized Salary and Benefits Expense ($mm) 256% 213% 179% 146% 136% 0% 50% 100% 150% 200% 250% 300% Investor CRE / TRBC (%) $0.5 $0.6 $0.8 $1.1 $1.1 $0.0 $0.2 $0.4 $0.6 $0.8 $1.0 $1.2 C&I Loans (1) ($B) $385mm loans in Key Metro Markets $1.9bn loans in Key Metro Markets 63% CAGR Dec 2017 Mar 2021 13

STRATEGIC MERGER COMBINATION PIONEER BANCSHARES, INC. Experienced and Successful Acquiror ▪ Office of the Chairman is led by Mollie Hale Carter ▪ Executive team is led by Neal Arnold and Rob Cafera who, prior to joining FirstSun, were top executives at Fifth Third Bank and executed on over 30 M&A transactions and integrations ▪ High quality and professional Board of Directors ▪ Team has successfully executed and integrated the Strategic Growth merger - of - equal sized transaction: – Added $2 billion in on - balance sheet assets – Involved several technology conversions and was complex given SGB’s structure as a multi - bank holding company with two bank subsidiaries and multiple non - bank subsidiaries. – New geographies acquired (New Mexico, El Paso - TX) ▪ In 2020, FirstSun completed the acquisition of the trust and wealth assets from CIT Group which it had recently acquired from Mutual of Omaha – $800 million in acquired assets under management and assets under administration – Fully integrated within 4 months of the closing Success in Growing Acquired Businesses Gain on Sale of Mortgage Loans Revenue ($mm) $8.1 $44.7 $115.2 $0.0 $25.0 $50.0 $75.0 $100.0 $125.0 $150.0 2018Y 2019Y 2020Y Fiduciary Fee Income ($mm) $3.2 $3.9 $3.8 $5.1 $7.4 $2.0 $4.0 $6.0 $8.0 2017Y 2018Y 2019Y 2020Y 2021Q1 (1) 14 Source: S&P Global Market Intelligence. (1) Annualized data.

STRATEGIC MERGER COMBINATION PIONEER BANCSHARES, INC. Combined Company Highlights 15

Well-Positioned Combined Entity

Southwest and Texas Banks Below $10 Billion in Assets[1]

Rank	Company	Ticker	Total Assets ($B)
1	Capitol Federal Financial, Inc.	CFFN	$9.7
2	Veritex Holdings, Inc.	VBTX	$9.2
3	Origin Bancorp, Inc.	OBNK	$7.6
4	FirstSun + Pioneer	-	$7.2 *
5	First Foundation Inc.	FFWM	$7.1
6	Southside Bancshares, Inc.	SBSI	$7.0
7	National Bank Holdings Corporation	NBHC	$6.9
8	Allegiance Bancshares, Inc.	ABTX	$6.4
9	Triumph Bancorp, Inc.	TBK	$6.1
10	CrossFirst Bankshares, Inc.	CFB	$6.0
11	Alpine Banks of Colorado	ALPI.B	$5.6
12	Great Southern Bancorp, Inc.	GSBC	$5.6
13	Business First Bancshares, Inc.	BFST	$4.4
14	Equity Bancshares, Inc.	EQBK	$4.2
15	CBTX, Inc.	CBTX	$4.0

- **FirstSun has historically clean, strong assets funded by a stable deposit market footprint with attractive low-cost, core funding**
  - Long history of strong credit quality and disciplined credit concentrations
  - Minimal exposure to Energy lending or troublesome asset classes
  - The combined company will have:
    - Over 20% of the loan portfolio in C&I loans and CRE concentration under 200% (of regulatory capital)
    - 25%+ noninterest bearing deposit levels

- **Together we envision a financially stronger and more diverse bank operating in some of the country's best growth markets**
  - Over $7 billion in total assets combined
  - $600+ million in tangible equity capital (>10% CET1 ratio) *
  - Stable NIM (combined NIM of 3.10%) *
  - ~35% fee income as a percentage of total combined revenue *

Source: S&P Global Market Intelligence. Note: Data as of or for the quarter ending March 31, 2021.
(1) Includes publicly-traded banks and thrifts headquartered in Colorado, Kansas, Louisiana, Missouri, New Mexico, Oklahoma, Texas and Utah, excluding merger targets and mutual entities.
* Data represents combined financials as of or for the quarter ending March 31, 2021; not adjusted for purchase accounting impacts.

FirstSun Capital Bancorp | PIONEER BANCSHARES, INC. | STRATEGIC MERGER COMBINATION 16

STRATEGIC MERGER COMBINATION PIONEER BANCSHARES, INC. 19% 12% 21% 34% 22% 22% 20% 7% Denver, CO Boulder, CO Phoenix, AZ Austin, TX Houston, TX San Antonio, TX Dallas, TX U.S. Average $87 $91 $71 $86 $69 $62 $76 $68 $50 $60 $70 $80 $90 $100 Denver, CO Boulder, CO Phoenix, AZ Austin, TX Houston, TX San Antonio, TX Dallas, TX U.S. Average Situated in Top - Tier Growth Markets (5 of the Top 10 in the U.S.) 17 Overlapping Market 2010 – 2021 Population Growth % Source: S&P Global Market Intelligence. PIONEER BANCSHARES, INC. Enhancing Our Presence in High Growth Markets Denver, CO Boulder, CO Phoenix, AZ Austin, TX Houston, TX San Antonio, TX Dallas, TX 2021 Median Household Income ($000s)

Loan & Funding Composition

Q1 2021 Loan Composition (Excl. PPP)

Standalone



Construction & Land
4%
Nonowner-Occupied CRE
15%
Multifamily
1%
Residential Mortgage
15%
Home Equity
0%
Owner-Occupied CRE
13%
C&I
30%
Consumer & Other
22%

2021Q1 Yield on Loans: 4.11%

+ PIONEER BANK



Construction & Land
7%
Nonowner-Occupied CRE
18%
Multifamily
1%
Residential Mortgage
16%
Home Equity
1%
Owner-Occupied CRE
14%
C&I
25%
Consumer & Other
18%

2021Q1 Yield on Loans: 4.20%

C&I Loans / Total Loans (%)



25%
21%
Pro Forma Company
Peer Median (1)

- Well-diversified portfolio with strong C&I lending
- Well-managed CRE portfolio
- Healthy loan yield in low rate environment

Q1 2021 Deposit Composition

Standalone



Time Deposits
8%
Noninterest-bearing Deposits
28%
IB Demand, Savings & MMDA
64%

2021Q1 Cost of Deposits: 0.22%

+ PIONEER BANK



Time Deposits
15%
Noninterest-bearing Deposits
27%
IB Demand, Savings & MMDA
58%

2021Q1 Cost of Deposits: 0.30%

Non-interest Bearing Deposits (%)



27%
28%
Pro Forma Company
Peer Median (1)

- Strong non-interest bearing deposit base, in line with regional peers
- Opportunities to grow commercial core deposits following integration of Pioneer Bank

Source: S&P Global Market Intelligence.
Note: Data represents bank level regulatory data as of March 31, 2021 unless otherwise stated. C&I loans exclude PPP Loans.
(1) Includes U.S. Banks headquartered in the Midwest and Southwest with total assets between $5 billion and $15 billion with Core ROA < 1.50% for the quarter ending March 31, 2021; excludes merger targets. Data represents holding company regulatory data where available; if unavailable, data represents bank level regulatory data.

FirstSun Capital Bancorp | PIONEER BANCSHARES, INC. | STRATEGIC MERGER COMBINATION 18

Revenue & Profitability Diversification

2020 Full Year Data at the Bank Level

Sunflower Bank


10%
2%
48%
40%
Net Interest Income
Mortgage GOS Fee Income
Wealth Mngmt & Trust Income
Other fee income sources

Revenue ($000)		Balance	% of Total
Net Interest Income	$	139,530	48.5%
Mortgage GOS Fee Income		115,242	40.0%
Wealth Mhgmt & Trust Income		5,130	1.8%
Other fee income sources		27,880	9.7%
Total	$	287,782	100.0%

Fee Income/Revenue: 51.5%

Mortgage GOS/Revenue: 40.0%

Pioneer Bank


9%
3%
88%
Net Interest Income
Mortgage GOS Fee Income
Wealth Mngmt & Trust Income
Other fee income sources

Revenue ($000)		Balance	% of Total
Net Interest Income	$	43,116	88.5%
Mortgage GOS Fee Income		1,251	2.6%
Wealth Mhgmt & Trust Income		-	0.0%
Other fee income sources		4,351	8.9%
Total	$	48,718	100.0%

Fee Income/Revenue: 11.5%

Mortgage GOS/Revenue: 2.6%

Pro Forma


10%
1%
54%
35%
Net Interest Income
Mortgage GOS Fee Income
Wealth Mngmt & Trust Income
Other fee income sources

Revenue ($000)		Balance	% of Total
Net Interest Income	$	182,646	54.3%
Mortgage GOS Fee Income		116,493	34.6%
Wealth Mhgmt & Trust Income		5,130	1.5%
Other fee income sources		32,231	9.6%
Total	$	336,500	100.0%

Fee Income/Revenue: 45.7%

Mortgage GOS/Revenue: 34.6%

Source: S&P Global Market Intelligence.
Note: Data for the year ending 12/31/2020.

FirstSun Capital Bancorp | PIONEER BANCSHARES, INC. | STRATEGIC MERGER COMBINATION 19

STRATEGIC MERGER COMBINATION PIONEER BANCSHARES, INC. # of Branches 52 56 73 Total Assets ($B) $8.1 $6.8 ~$7 TCE 9.3% 8.8% 8% - 9% Loans ex. PPP / Deposits 77% 77% 79% Noninterest Bearing Deposits / Deposits 33% 28% 27% Regulatory CRE / TRBC 329% 276% ~190% NIM 3.22% 3.20% 3.10% LTM Fee Income / Revenue 16% 23% 47% Revenue Growth (LTM Q1'18 - LTM Q1'21) 16% 15% 21% Loan Growth ex. PPP (Q1'18 - Q1'21) 10% 9% 9% Price / TBV (Current) 1.86x 1.49x Price / 2021 EPS 13.5x 11.4x Creating a High Growth, High Performing Franchise 20 Size & Balance Sheet Composition Revenue Mix & Growth Profile Valuation Select High Performing Regional Peers (1) Broader Midwest & Southwest Median (2) Pro Forma Co. + Outpacing regional peers In line with regional peers Source: S&P Global Market Intelligence and FactSet . Note: Estimated revenue figures per FactSet consensus as of 6/28/21. (1) Includes IBTX, SBSI, VBTX, CBTX, NBHC and EFSC. (2) Includes U.S. Banks headquartered in the Midwest and Southwest with total assets between $5 billion and $15 billion with Cor e ROA < 1.50% for the quarter ending March 31, 2021; Excludes merger targets. (3) Total risk based capital does not include purchase accounting adjustments (3)

STRATEGIC MERGER COMBINATION PIONEER BANCSHARES, INC. Appendix 21

About FirstSun Management

Mollie H. Carter *Chairman & Chief Executive Officer*	• Current Chairman of the FirstSun board of directors and Sunflower Bank, positions she has held since 1996 • Serves as President and Chief Executive Officer of FirstSun, a position she has held since 2005, and she served as President and Chief Executive Officer of Sunflower Bank from 2005 to 2018 • Served as a director of Evergy, Inc. and its predecessor, Westar Energy, a publicly-traded company, since 2003 • Previously served as a director of Archer-Daniels-Midland Company, a publicly-traded company, from 1996 to 2017 • Director of Lockton Companies and serves on its audit committee
Neal E. Arnold *Chief Operating Officer*	• Current Chief Operating Officer of FirstSun, a position he has held since 2018. He has also served as the President and Chief Executive Officer of Sunflower Bank since 2018 • Served as Executive Vice President of Fifth Third Bancorp and Fifth Third Bank from 1998 to 2005, and as Chief Financial Officer of Fifth Third Bancorp and Fifth Third Bank from 1997 to 2005. Before that, he served as Treasurer of Fifth Third Bancorp and Fifth Third Bank, and as Senior Vice President of Fifth Third Bank • Served as Chief Financial Officer and Chief Operating Officer of Midwestern Community Bank from 1980 to 1989
Robert A. Cafera *Chief Financial Officer*	• Current Executive Vice President and Chief Financial Officer of FirstSun and Sunflower Bank, positions he has held since 2012 • 20+ years of experience in the financial services industry • Held positions at Fifth Third Bank including Senior Vice President and CFO of the Commercial Bank, along with Assistant Corporate Controller • Prior to Fifth Third, Mr. Cafera was a Senior manager at Arthur Andersen, where he served for nearly 10 years
Jennifer L. Norris *Chief Credit Officer*	• Joined Sunflower Bank, NA in January 2020 • 25+ years of banking experience, most recently with Wells Fargo, including management and credit approval of diverse portfolios including commercial, corporate, energy, and workout loans • Ms. Norris holds the Chartered Financial Analyst (CFA) designation and is active within the CFA Institute • Undergraduate degree from Lipscomb University and MBA from Florida State University
Laura J. Frazier *Chief Administrative Officer*	• Joined Sunflower Bank, NA in 2013 and is responsible for all aspects of Human Resources management • 20+ years of Human Resources experience from the manufacturing and government industries • From 2002 to 2013, Ms. Frazier held various positions at the Department of Developmental Disabilities for the State of Ohio, including Deputy Director of Human Resources • B.A and M.B.A from Mount Vernon Nazarene University
Chris Bourne *Regional President, Central Texas*	• Will join the FirstSun team in 2021 through the merger with Pioneer Bancshares, Inc. • Leads team of commercial lenders in Central Texas • During his 20-year plus banking career in Austin, Chris has held numerous key leadership positions including Chief Lending Officer at Anthem Bank, Market President at Colonial Bank, First Vice President at IBC Bank and Senior Vice President at Citibank. • He joined Pioneer Bank from American Bank where he served as Senior Commercial Lending Manager in 2011
Seth Allen *Regional President of Metro Texas*	• Joined in 2019 and currently serves as the Regional President of Metro Texas for our Commercial Banking line of business • Mr. Allen has spent his career working at various banks such as Veritex Community Bank, Capital One, and National City Bank • Over that time, he has demonstrated a track record of successfully developing 'de-novo' commercial banking operations in new markets • Mr. Allen has stayed active in the community by his involvement in Church activities, serving on various boards such as Junior Achievement of Dallas and is a graduate of Leadership Dallas

FirstSun Capital Bancorp | PIONEER BANCSHARES, INC. | STRATEGIC MERGER COMBINATION 22

STRATEGIC MERGER COMBINATION PIONEER BANCSHARES, INC. About FirstSun Board 23 • Current Chairman of the FirstSun board of directors and Sunflower Bank, positions she has held since 1996 • Serves as President and Chief Executive Officer of FirstSun, a position she has held since 2005, and she served as President and Chief Executive Officer of Sunflower Bank from 2005 to 2018 • Served as a director of Evergy , Inc. and its predecessor, Westar Energy, a publicly - traded company, since 2003 • Previously served as a director of Archer - Daniels - Midland Company, a publicly - traded company, from 1996 to 2017 • Director of Lockton Companies and serves on its audit committee Mollie H. Carter Chairman & Chief Executive Officer Neal E. Arnold Director & Chief Operating Officer • Current Chief Operating Officer of FirstSun, a position he has held since 2018. He has also served as the President and Chie f E xecutive Officer of Sunflower Bank since 2018 • Served as Executive Vice President of Fifth Third Bancorp and Fifth Third Bank from 1998 to 2005, and as Chief Financial Offi cer of Fifth Third Bancorp and Fifth Third Bank from 1997 to 2005. Before that, he served as Treasurer of Fifth Third Bancorp and Fifth Third B ank , and as Senior Vice President of Fifth Third Bank • Served as Chief Financial Officer and Chief Operating Officer of Midwestern Community Bank from 1980 to 1989 Christopher C. Casciato Director • Managing Director of Lightyear Capital LLC, a position he has held since 2008 • Spent over 20 years at Goldman, Sachs & Co., where he was elected partner in 2000. His career at Goldman, Sachs & Co. include d a number of senior management positions in the firm’s investment banking division, including partner in the Financial Instituti ons Group, as well as partner and Chief Operating Officer of Goldman Sachs’ worldwide investment banking business Paul A. Larkins Director • Senior Advisor with Aquiline Capital Partners, a position he has held since 2018 • Board chair of LERETA, LLC, a Tarsadia Investments company, and board member of Amur Equipment Finance, Inc. • Former President and director of SquareTwo Financial Corporation, positions he from 2009 to 2016, and former Chief Executive Officer of SquareTwo Financial Corporation, a position he held from 2010 to 2016 • Served as the Chief Executive Officer and President of Key National Finance in Superior, Colorado from 1998 to 2009. Before t hat , he served as a Senior Executive Vice with Key Bank USA and KeyCorp Leasing Ltd. David W. Levy Director • Managing Director at Pickwick Capital Partners, a position he has held since 2012 • Served as Vice Chairman of Investment Banking and Co - Head of the Financial Institutions Group at Cowen & Company from 2009 to 20 10, and served as Senior Managing Director at Bear Stearns from 2005 to 2008 • Spent over 23 years at Citigroup Global Markets as a Managing Director and Head of the Bank and Financial Services Group, and Sa lomon Brothers Inc. as a Managing Director and Co - Head of the Financial Institutions Department • Presently serves on the Board of Directors of Old Dominion National Bank Diane L. Merdian Director • Former Chief Financial Officer of Redwood Trust, Inc., a mortgage REIT, a position she held from 2010 to 2012 • Served on the board of directors of Redwood Trust, Inc. from 2008 through 2009 • Served as a Senior Vice President and Analyst in charge of Bank Strategy at Keefe, Bruyette & Woods, Inc. starting in 2003 and additionally served as its Head of Large - cap Banks and Managing Director beginning in 2005 to 2008 • Between 1984 and 2002, Ms. Merdian held equity analyst positions at Salomon Brothers, Wellington Management, Montgomery Securities and Morgan Stanley

Start of Transcript

Ron Coben (Pioneer and Pioneer Bank, President and Chief Executive Officer)

Welcome to our pre-recorded call to discuss the strategic merger between Pioneer Bancshares and FirstSun Capital Bancorp. Today, we will walk you through a prepared slide presentation describing the merger and an introduction to FirstSun. I’m Ron Coben, President and CEO of Pioneer Bank. Joining me today is Neal Arnold, President and CEO of Sunflower Bank.

The subject matter discussed in the following call and the related slide presentation will be addressed in a proxy statement/prospectus to be filed with the SEC. FirstSun and Pioneer urge you to read it when it becomes available because it will contain important information. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of Pioneer shareholders in connection with the proposed transaction will be set forth in the proxy statement/prospectus when it is filed with the SEC. For additional information about the merger and where to find it, please see the slide entitled “Additional Information About the Merger and Where to Find it” in the accompanying slide presentation.

In addition, we would like to caution you that this call and the related slide presentation contains forward-looking statements about FirstSun’s and Pioneer’s expectations or predictions of future financial or business performance or conditions. Please refer to the cautionary statement regarding forward-looking statements in the slide presentation that accompanies this call for a description of the risks and uncertainties that could cause actual results to differ materially from those reflected in any forward-looking statements.

Ok, let’s start with slide 5. There are many reasons for our interest in completing this transaction with FirstSun, and I thought I would mention just a few examples to get started.

First, we view Pioneer and Sunflower as being quite complementary in terms of geography, customer focus and operating style. Both banks emphasize the importance of their bankers in delivering a superior differentiating experience for our clients.

I also see several areas where Sunflower’s expanded product set complements and enhances what, we at Pioneer have traditionally offered, including a more robust treasury management offering, private banking and wealth management, and an enhanced set of commercial lending expertise like healthcare, public finance and asset-based lending.

We also believe that a merger with FirstSun allows our shareholders to participate in the future performance of a combined company with better prospects than Pioneer could achieve alone.

We like FirstSun’s commitment to enhancing its strategic position in our markets, including their commitment to relocating Sunflower Banks’ corporate headquarters to Austin, Texas within the first 12 months following the merger.

And we liked the certainty of having a fixed-price transaction that avoids fluctuations in the deal price due to market fluctuations.

Neal Arnold (FirstSun, Chief Operating Officer, and Sunflower Bank, President and Chief Executive Officer)

Thank you, Ron. Well said. I thought I would share from Sunflower Bank’s perspective why we found the Pioneer franchise so attractive to our plans.

First and foremost, as Ron said, the markets they have here in Texas—Austin, San Antonio, Houston and Dallas—are clearly key priorities for our expansion, and we felt like they had the local team that was plugged-in in those markets that we could build upon as we continue to expand here in Texas.

The other thing that we felt made Pioneer unique is there wasn’t a large exposure to oil and gas and we’ve tried to be quite cautious into some of those areas.

In addition, the profile of the clients here fit nicely, because we want to bank local companies and key local players in each of our markets and we felt that was a great opportunity.

Finally, I would say not only the markets, it is really the ability to expand the fee businesses in this region because the diversity of this region, whether it’s Austin or whether it’s here in Houston, is one that is a strength that Texas brings to our footprint.

Slide 6 takes us to the Business Model and Operating Philosophy. Here, Ron and I may talk about it together, but you see outlined on this slide our four core tenets and I think one of the reasons why Ron’s vision and our vision melded so well together, we believe that the Southwest that used to be the flyover states has become a really important region in this country for banking. We see great opportunity to continue to grow Arizona, Colorado and here in Texas, because of the vibrancy of this footprint. But we also like the core deposit franchise in Kansas and New Mexico so it fits very nicely together in this part of the country.

Ron Coben:

Well, as a Texan, I always like to believe that everything is happening in Texas, but I would say what I like about the new geography is that we’ll be in six of the top fastest growing metro areas in the country and certainly having the diversity of those geographies combined I think is a great plus.

Neal Arnold:

Thank you, Ron, and I think the other, our bread and butter every day are those mid-sized and small businesses that are the lifeblood of our communities and so, having experienced bankers in this geography, the market is attractive, but you have to have good solid bankers that are plugged-in and Ron’s team really does bring that to the forefront for us in these key markets and so we’re excited by the opportunity to grow there. As I said earlier, we do care about the risk profile of the company and we’ve always had a pretty strong discipline on what areas we’ll lend to and credit discipline of the company through good times and bad and so, the risk profile of Ron’s loan portfolio is one of the best we could find in this region and so it fit really nicely with what we are trying to do and I know they’ve worked at it over a long period of time.

Ron Coben:

Well, certainly when you look at 2020 and COVID and you wonder how is it all going to turn out and I would say we are very pleased with where we are today with the companies we’ve chosen to bank over time and the companies that have selected us, so I do think there is great consistency between the two banks.

Neal Arnold:

And we like new people moving into the region, we’ve noticed that we’ve certainly seen an attractive number of great companies moving into Texas, some of the Texans aren’t always excited by that, but we see, as bankers, is that is a great opportunity to continue to expand this economy.

Ron Coben:

Well, if you spend enough time on our freeways, you notice, there are plenty of companies and plenty of new residents, so we are excited to see every single car and every single company that joins us.

Slide 7, we’ll talk a little about the transaction itself, so let me cover some of those statistics that people have an interest in.

•	Pioneer will merge with and into FirstSun in a 100% stock transaction.
•	There is a fixed exchange ratio of 1.0443, which implies a value of $34.98 per Pioneer common share.
•	Pioneer Bank will merge with and into Sunflower Bank, a wholly-owned subsidiary of FirstSun.
•	Pioneer shareholders will own approximately 26% of the combined entity after closing.

There is no financing contingency or capital needed to complete the transaction.

In addition, two directors will be invited to join the Board of Directors of FirstSun, including one nominated by JLL FHC Holdings I, which JLL is a private equity firm that is Pioneer’s largest shareholder. And there will also be three directors of Pioneer Bank that will be invited to join the Board of Directors of Sunflower Bank.

Our anticipated closing of the transaction is early fourth quarter 2021. And, of course, the merger is subject to customary regulatory approvals and approval by Pioneer shareholders.

Slide 8, ok, let’s just reiterate a few of the things:

•	It is in fact an all-stock transaction.
•	The aggregate deal price based on the numbers I just told you is approximately $226 million.
•	The purchase price as a multiple of tangible book value is 1.33x.
•	If you adjust the tangible book value for NOLs at Pioneer it is 1.38x.
•	It is a 6.9% core deposit premium.
•	And it is accretive to Pioneer’s earnings per share and book value per share.

Neal Arnold:

We expect that there will be approximately $17 million of combined expense savings, which is roughly 7% of the combined company’s expense items, and we believe that the resulting company will have merger charges somewhere in the magnitude of about $17 million as well.

Now on slide 10, we’d like to introduce you a little bit, if you will, to irstSun and Sunflower Bank. I will lead part of this discussion, but Ron also will feel free to add comments, but we thought it would be important as Pioneer shareholders that you get to know us.

Our strategy has been to build a specialized commercial bank, focusing on the attractive lending verticals and deposit areas in our region, and we’ve tried to do that by more than just being a general banker, we’ve tried to bring—SBA, asset-based lending, structured finance, healthcare, public finance—so that we can add capability to those mid-sized companies in our marketplace rather than maybe bank with an out-of-state company that is not necessarily re-investing in the market.

As we said earlier, we have focused on the Southwest for a long period of time. And we believe that the Southwest has some attractive features, well beyond just the pandemic, when you look at Denver, Dallas, Houston, Phoenix and Kansas City, we think we have a profile from a geographic standpoint that really allows us to have the continued growth opportunities well beyond any one transaction. I often say to people, we’re not going to bump our head on market share any time soon and so we think we have great opportunity just by staying focused to grow in this market. We like the deposit franchise that Ron has, we think it fits great with ours, and you know, one of the things we’ve tried to focus on is adding to just normal lending a lot of diversity on the fee based areas, that could be mortgage banking, treasury management as Ron mentioned, but also the wealth management and private banking areas that we see great opportunity to continue to expand.

Slide 11 gives you the financial highlights, if you will, for our company over the last several quarters. And the thing I would say, as Ron said, during the pandemic a lot of companies we certainly recognize have gone through stress, but we feel fortunate to be operating in this part of the country and we’ve seen very healthy growth and very strong credit profile in our institution throughout that timeframe matching what Ron said earlier with Pioneer.

Slide 12 takes you into some of the recent operating trends for FirstSun, both loan growth, deposit growth, net interest income, but equally important, revenue and expense growth. Ours is a company that has invested to grow. We’re very bullish on the banking industry, we’re very bullish on the operating platform that we have.

Slide 13 gives you a little bit of a picture of that investing for growth in our company. In the top left hand corner, you can see that we’ve grown quite healthy as it relates to adding new employees, and if you look on the right, you’ll see the expansion that we’ve had into the key metro markets. From 2017 to 2021 you’ve seen a strong increase and that’s coming from Eastern Kansas, Metro Texas, Arizona, and our Specialty Banking areas. And those have been initiatives that we invested in to build and to grow the company over time.

Slide 14 talks a little about our history on acquisitions, our management team has deep history in doing mergers, in fact we’ve done over 30 in my career, and I would say that expands across our leadership team. We are, if I looked just at FirstSun, we did a merger of equals in 2017 with Strategic Growth that took us into New Mexico and Colorado and I would say we integrated that successfully and have grown those markets not just integrated them. In 2020, we acquired, during the pandemic, the trust business from CIT with about $800 million in trust and wealth assets under management in a great market in Phoenix, and we had that fully integrated in four months and it’s growing nicely going forward.

Now maybe I would like to shift a little bit to our combined company highlights and this begins on slide 15 and beyond.

If you turn to slide 16, you can see that we believe the resulting company is well positioned to compete in the Southwest and in Texas. If you look at the under $10 billion banks, and that is kind of a threshold in our industry, the combined entity will be the fourth largest in this region. Size doesn’t necessarily give you the ability to compete well, but we believe that we’ll have the resource and the reach to bring our products to this market across those five states.

In addition, we believe the risk profile of the company, with great core deposit franchise and with strong credit culture and a strong credit profile will allow us to do well in good times and more difficult.

In addition, if you look at the combined, and I believe Ron said it, the combined bank we believe is financially stronger, has more diversity because we’ll have $7 billion in assets, we’ll have over $600 million in tangible equity, more than 10% capital ratio, and a strong net interest margin, and fee income in excess of 35%, which compares quite favorably to our peers.

Ron Coben:

Your fee income business is remarkable.

Neal Arnold:

Well, it’s a business that if we have low rates, one of the rare ways you’re going to be able to differentiate, we believe, is fee income and I think Ron and I shared that when we first started talking.

Slide 17, and Ron alluded to this, we’re thrilled by, it’s hard to believe that this region of the country, as I said, it used to be referred to as the fly over states. This part of the country is becoming sexy, but if you look at the markets that we were in—in Denver, Boulder, Phoenix, and Dallas, now with what Ron brings in Austin, Houston, San Antonio—we think it’s remarkable.

Ron Coben:

Well, if you take Austin, Houston, San Antonio, and Dallas, just those four markets that’s approximately 75% of all the population in Texas so you’re penetrating the state quite well with markets that are growing with amazing numbers.

Neal Arnold:

Yeah, it’s been remarkable to watch. As Ron said, the highways would indicate there are a lot of people moving here.

The next couple of slides we’ve tried to give you a profile of the combined and stand-alone loan composition of the balance sheets, our emphasis has been on commercial lending and you can see we will compare favorably to our peers with a strong emphasis there.

On the deposit side, I think we both add very good, strong core deposit franchise and so we believe a diversified low-cost deposit franchise is the key to doing well in good times and more difficult.

Slide 19 begins to look at the revenue breakout of the company and we believe that fee income will differentiate the new company. If you look at fee income to total revenue on a pro forma basis we’ll be over 45%, which compares very nicely to our peers, but I’d also say, it will continue to be an emphasis for us to leverage that in the footprint that Pioneer has, and we see that as an attractive piece.

Slide 20 tries to compare some of the key operating metrics of this new company to other high performing regionals and also the broader Midwest and Southwestern franchises and we think we compare nicely to those and are excited about that.

Lastly, what I would like to say is on slides 21 and beyond, we have given you a list of the management team and the board of the current FirstSun, as well as Chris Bourne and Seth Allen here in Texas, and how important they will be to what we’re executing in this market and so we’ve given you a little bit of a profile and background of those people. Obviously there will be additions as Pioneer and Sunflower boards get identified and merged together, but we wanted to give you a profile of that.

Again, we really do appreciate you taking the time to understand this. I can tell you from my perspective working with Ron and his team has been very, very, positive, they’ve worked hard with us and we feel as excited on the day of announcement as we do today about the prospects of this potential merger.

Ron Coben:

Well, and speaking for Pioneer Bank, we are absolutely excited about what the next phase in our life will be as part of Sunflower Bank and FirstSun. We think what you’ve build is a recipe for the future and your level of investment has been extraordinary, and your success with that investment has been great. We’re looking forward to being a part of that.

Additional Information About the Merger and Where to Find It

This communication is being made in respect of the proposed merger transaction between FirstSun and Pioneer. In connection with the proposed merger, FirstSun will file a registration statement on Form S-4 with the SEC to register FirstSun’s shares that will be issued to Pioneer’s shareholders in connection with the merger. The registration statement will include a proxy statement of Pioneer and a prospectus of FirstSun, as well as other relevant documents concerning the proposed transaction. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

A free copy of the proxy statement/prospectus, when it becomes available, as well as other documents filed with the SEC by FirstSun may be obtained at the SEC’s Internet site at http://www.sec.gov. You will also be able to obtain these documents, free of charge, once available, from FirstSun, by directing a request by mail to FirstSun Capital Bancorp, 1400 16th Street, Suite 250, Denver, Colorado 802020, Attention: Stockholder Relations, or by calling (303) 831-6704, or from Pioneer, by directing a request by mail to Pioneer Bancshares, Inc., 623 W. 38th Street, Austin, Texas 78705, Attention: Larry Lehman, or by calling (512) 829-1903. The definitive proxy statement/prospectus will also be mailed to shareholders of Pioneer.

Participants in the Solicitation

FirstSun, Pioneer and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Pioneer in connection with the proposed transaction under the rules of the SEC. Certain information regarding the interests of these participants and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the proxy statement/prospectus regarding the proposed merger transaction when it becomes available, which can be obtained free of charge from the sources described above.

Cautionary Statement Regarding Forward-Looking Statements

Statements included in this communication, which are not historical in nature are intended to be, and hereby are identified as, forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include, but are not limited to, statements regarding the outlook and expectations of FirstSun Capital Bancorp (“FirstSun”) and Pioneer Bancshares, Inc. (“Pioneer”) with respect to their planned merger, the strategic benefits and financial benefits of the merger, including the expected impact of the transaction on the combined company’s future financial performance (including anticipated accretion to earnings per share and other operating and return metrics), and the timing of the closing of the transaction. Words such as “may,” “anticipate,” “plan,” “estimate,” “expect,” “project,” “assume,” “approximately,” “continue,” “should,” “could,” “will,” “poised,” “focused,” “opportunity,” “plans” and variations of such words and similar expressions are intended to identify such forward-looking statements.

Forward-looking statements are subject to risks, uncertainties and assumptions that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results. Such risks, uncertainties and assumptions, include, among others, the following:

•	the failure to obtain necessary regulatory approvals when expected or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction);
•	the failure of Pioneer to obtain shareholder approval, or the failure of either party to satisfy any of the other closing conditions to the transaction on a timely basis or at all;
•	the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement;
•	the possibility that the anticipated benefits of the transaction, including anticipated cost savings and strategic gains, are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy, competitive factors in the areas where FirstSun and Pioneer do business, or as a result of other unexpected factors or events;
•	the impact of purchase accounting with respect to the transaction, or any change in the assumptions used regarding the assets purchased and liabilities assumed to determine their fair value;
•	diversion of management’s attention from ongoing business operations and opportunities;
•	potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction;
•	the outcome of any legal proceedings that may be instituted against FirstSun or Pioneer;
•	the integration of the businesses and operations of FirstSun and Pioneer, which may take longer than anticipated or be more costly than anticipated or have unanticipated adverse results relating to FirstSun’s or Pioneer’s existing businesses;
•	business disruptions following the merger; and
•	other factors that may affect future results of FirstSun and Pioneer including changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; the impact, extent and timing of technological changes; capital management activities; and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results. FirstSun and Pioneer disclaim any obligation to update or revise any forward-looking statements contained in this communication, which speak only as of the date hereof, whether as a result of new information, future events or otherwise, except as required by law.